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April 28, 2010
VIA EDGAR
Alison White, Esq.
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Horace Mann Life Insurance Company Separate Account File Nos. 2-24256/811-1343
Commissioners:
     On behalf of Horace Mann Life Insurance Company and Horace Mann Life Insurance Company Separate Account (the “Separate Account”), we have attached for filing Post-Effective Amendment No. 90 (the “Amendment”) to the Separate Account’s registration statement on Form N-4 for certain flexible premium variable annuity contracts.
     The Amendment is being filed pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933 primarily for the purposes of updating certain financial information, making routine and clarifying changes and responding to the issues discussed during a telephone conversation on March 29, 2010 between yourself and Horace Mann.
     You asked why EDGAR shows eight series IDs under File No. 2-24256 but there are only six contracts. There are 7 contracts reflected in the filing (Annuity Alternatives, Annuity Alternatives 2, Tennessee Matching Funds, Annuity Alternatives group, Variable Solutions, Variable Solutions II and Maximum Solutions II). We did make an error and pick up an additional class code (C000007664) that should not have been included in this filing. This class code is for a contract for which we no longer update the prospectus, based on an SEC no-action letter.
     In the prospectus for the Annuity Alternatives, Annuity Alternatives 2, Annuity Alternatives group, and Tennessee Matching Funds contracts, you asked that we clarify the language in the first paragraph regarding whether contracts are still offered. We have revised language in this paragraph to clarify that, except for certificates issued under existing group contracts, these contracts are no longer sold.
     In all of the prospectuses, in the definition of “Valuation Date”, you asked that if it is possible for an electronic order to be received exactly at 3:00 p.m. Central time, we revise the definition to address this. This definition has been revised to state that if net premium or any request is received at or after 3:00 p.m. Central time, Horace Mann will deem receipt to occur on the following Valuation Date.
     In all of the prospectuses, you asked that we revise the “Summary” section to clarify that the prospectus discloses all material features and benefits of the contract. We had added this statement in this section.
The Horace Mann Companies • 1 Horace Mann Plaza • Springfield, Illinois 62715-0001
217-789-2500 • www.horacemann.com

     In all of the prospectuses, to make the tables as clear as possible, you asked that (1) under “Contract Owner Transaction Expenses”, the sentences immediately above and immediately below the Surrender Fees table be deleted; and (2) under “Periodic Fees and Expenses”, the sentence beginning, “For information concerning compensation...” be deleted. These changes have been made.
     In all of the prospectuses, you asked that we disclose that (1) unlike the separate account, the general account isn’t segregated or insulated from claims of the insurance company’s creditors and (2) investors must depend on the financial strength of the insurance company for satisfaction of the company’s obligations under the contract. We have added these disclosures under “The Fixed Account”.
     In all of the prospectuses, you asked that we clarify any types of guarantees/support agreements with third parties to support any guarantees under the contracts, other than reinsurance agreements, or whether the insurance company is solely responsible for its obligations under the contracts. Horace Mann is solely responsible for its obligations under the contracts, and we have added a statement to this effect under “The Separate Account”.
     In all of the prospectuses, you advised that you couldn’t find the underlying fund prospectuses at the website link given in the second paragraph under “The Underlying Funds”. We have clarified the directions to find these prospectuses on our website.
     In all of the prospectuses, you asked that the language under “Canceling the Contract” be revised to comply with Section 22(e) of the Investment Company Act, which requires that payment be made within 7 days, rather than 10 days. We have made this change.
     In the prospectus for the Annuity Alternatives, Annuity Alternatives 2, Annuity Alternatives group, and Tennessee Matching Funds contracts, you asked that we correct the typographical error under “Deductions and Expenses”, “Surrender Charges”. We have changed “HMLIC will this charge” to “HMLIC will assess this charge”.
     In all of the prospectuses, you stated that the language under “Death Benefit Proceeds” implies that we need a separate death certificate from each beneficiary and asked that we either explain why one death certificate for each decedent isn’t sufficient documentation or clarify that only one death certificate is required. We have revised this language to clarify that where there are multiple beneficiaries, only one death certificate will be required.
     As counsel who reviewed the Amendment, we represent that the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b).
     If you have any questions or comments about the Amendment, please call Elizabeth Arthur at 217-788-5706 or Maureen Bolinger at 217-788-5720.

Sincerely,

/s/ Ann M. Caparros

Ann M. Caparros
General Counsel, Horace Mann Life Insurance Company
Attachment

cc:	Elizabeth Arthur Maureen Bolinger